October 11, 2023

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.
Amendment No. 17 to Registration Statement on Form S-1
Filed October 5, 2023
File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated October 11, 2023, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 17 to the Registration Statement on Form S-1 filed October 5, 2023 (“Amendment No. 17”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 18 to the Registration Statement (“Amendment No. 18”). For your convenience we will deliver a copy of Amendment No. 18 as well as a copy of Amendment No. 18 marked to show all changes made since the filing of Amendment No. 17.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 18 unless otherwise specified.

Amendment No. 17 to Registration Statement on Form S-1 filed October 5, 2023

Capitalization, page 38

1.We note you refer to footnote 2 in the "As Adjusted" column heading of the Capitalization table.  It appears you should refer to footnote 4 in the "As Adjusted" column heading and refer to footnote 2 in the "Pro Forma" column heading where you present pro forma earnings per share information depicting the repurchase of all the outstanding Class B common stock.  Please make the appropriate revisions to these footnote references.

Response:  In response to the Staff’s comment, the Company has made the revisions to the footnote references on page 38.

Exhibits

2.We note the consent your auditor has provided refers to the financial statements as of and for the years ended December 31, 2023 and 2022 rather than for the years ended December 31, 2022 and 2021.  Please request your auditor revise their consent to reference the correct financial statements periods included in the offering statement.

Response:  In response to the Staff’s comment, the Company’s auditor has made the corrections for the years ended December 31, 2022 and 2021 for the correct financial statements periods to their auditor consent.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan